Filed by The Hain Food Group, Inc.
              Pursuant to Rule 425 under the Securities Act of 1933
                    and deemed filed pursuant to Rule 14a-12
                   of the Securities and Exchange Act of 1934

                   Subject Company: The Hain Food Group, Inc.
                           Commission File No. 0-22818



  On March 6, 2000, The Hain Food Group, Inc., a Delaware corporation ("Hain")
     and Celestial Seasonings, Inc., a Delaware corporation ("Celestial"), jointly issued the following press release:



                   THE HAIN FOOD GROUP TO MERGE WITH CELESTIAL
              SEASONINGS, INC., THE MARKET LEADER IN SPECIALTY TEAS


            -- Combination Creates Powerhouse in the Natural Organic
                         Foods and Beverage Category --

         -- Transaction Expected to be Immediately Accretive to Earnings
                                  Per Share --


UNIONDALE, NY AND BOULDER, CO -- March 6, 2000 -- The Hain Food Group (NASDAQ:HAIN), the leading natural and organic food company, and Celestial Seasonings, Inc. (NASDAQ:CTEA), the market leader in specialty teas, today announced that they have signed a definitive agreement to combine their operations. The transaction is expected to be accretive to Hain's earnings per share in the first year of combined operations, excluding non-recurring charges associated with the merger.

     The name of the combined company will be The Hain Celestial Group, Inc., and it will continue to trade under the stock symbol HAIN. Irwin Simon, currently president and chief executive officer of The Hain Food Group, will be chairman, president and chief executive officer of The Hain Celestial Group Inc., and Mo Siegel, currently chairman of Celestial Seasonings, will be vice-chairman of The Hain Celestial Group, Inc. Hain's Board of Directors will increase from eight to eleven, with Mo Siegel and two other members of Celestial Seasonings' Board joining the expanded Board.

     The consolidation further establishes Hain's leading position in natural foods, in which it currently maintains major shares in 12 of the top 15 categories. By leveraging Celestial


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Seasonings' leading market position, The Hain Celestial Group, Inc. will become the leader in the third most important category and, at the same time, will capitalize on Celestial's leading market presence in the food, drug and retail mass market channel. In addition, this combination will benefit from the alliance between Hain and H. J. Heinz by expanding distribution of Celestial Seasonings' specialty teas through Heinz's international and foodservice channels. Combined total pro forma sales for The Hain Celestial Group are expected to be approximately $430 million for the fiscal year ending June 30, 2000.

     Under the terms of the agreement, which has been unanimously approved by the Boards of Directors of both companies, 1.265 shares of Hain common stock will be exchanged for each outstanding Celestial Seasonings share. Based on the closing market price of Hain stock an Friday, March 3, 2000, the transaction has a value of approximately $390 million, including the assumption of net debt. The merger is expected to be accounted for as a pooling of interests and will be treated as a tax-free reorganization for all shareholders.

     Mr. Simon remarked, "Celestial Seasonings has one of the most recognized consumer brand names in the food industry. This merger forms a powerhouse in the natural foods industry, and creates immediate value for the shareholders of both companies. The transaction combines Hain, with its experience in selling to specialty natural foods markets, and Celestial Seasonings, which has great expertise in successfully reaching the retail mass market. The combination consolidates Hain's position at the top of the natural foods market, gives us leadership in the fast-growing category of specialty teas, and creates tremendous growth opportunities by leveraging the combined selling and distribution strengths of both brand portfolios."

     Mr. Siegel commented, "I am thrilled that Celestial Seasonings will combine with Hain, as our distribution channels are extremely complementary. We sell 80% of our products through retail mass market channels; Hain sells approximately 60% through natural foods channels. This combination will expand the reach for all of our brands. This consolidation will accelerate growth for both companies in the fast growing natural products industry. It fulfills our long-standing intention to have the size and capabilities to make a significant positive difference in the health habits of millions of people."

     "We expect that Celestial Seasonings' investors and employees will greatly benefit from the growth opportunities provided by Hain," noted Steve Hughes, president and CEO of Celestial Seasonings, Inc.

     The US natural and organic food category represents a $20 billion business growing 15 to 18 percent annually. The US market for natural and organic foods includes $12 billion in sales in specialty stores (natural and organic food shops) and $8 billion through traditional supermarkets.


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     Last year, Celestial Seasonings' sales of specialty teas were in excess of
$100 million, representing a 50% market share in the herbal tea segment and 32% of the total specialty tea Category. Celestial Seasonings currently sells more than 50 varieties of teas, including herbal, green, wellness, and chai, in major supermarkets and natural food markets in the US and some 40 other countries.

     Completion of the transaction, which is subject to the approval of the stockholders of both companies and customary regulatory approvals, is expected to occur in approximately June, 2000, before the beginning of Hain's fiscal year 2001.

About The Hain Food Group

The Hain Food Group, headquartered in Uniondale, NY, is a natural, specialty and snack food company. The Company is a leader in 12 of the top 15 natural food categories, with such well-known natural food brands as Hain Pure Foods(R), Westbrae(R), Westsoy(R), Arrowhead Mills(R), Health Valley(R), Breadshop's(R), Casbah(R), Garden of Eatin(R), Terra Chips(R), DeBoles(R), Earth's Best(R), and Nile Spice(TM). The Company's principal specialty and snack food product lines include Hollywood(R) cooking oils, Estee(R) sugar-free products, Weight Watchers(R) dry and refrigerated products, Kineret(R) kosher foods, Boston Better Snacks(R), Hain's Premium Snacks(R) and Alba Foods(R). Hain's Internet website is www.thefoodgroup.com.

About Celestial Seasonings

Celestial Seasonings, Inc. is the largest manufacturer and marketer of specialty hot teas in the United States. The company makes a broad selection of flavorful Herbal, Green, Wellness, Organic and Chai teas. The company's most recognized tea products include Sleepytime(R) --America's favorite herb tea--Lemon Zinger(R), Red Zinger(R), and Tension Tamer(R). The company also markets a line of herbal supplements including Ginseng Energy(TM), Gingko Sharp(TM) and Mood Mender(TM) with St. John's Wort. Celestial's Internet website is www.celestialseasonings.com.


Statements made in this Press Release that state the intentions, beliefs, expectations or predictions of The Hain Food Group, Celestial Seasonings, Inc. or their respective managements for the future are forward-looking statements. It is important to note that actual results could differ materially from those projected in such forward-looking statements. Information concerning factors that could cause actual results to differ materially from those in forward-looking statements is contained from time to time in filings of each of The Hain Food Group and Celestial Seasonings, Inc. with the U.S. Securities and Exchange Commission. Copies of these filings may be obtained by contacting The Hain Food Group or Celestial Seasonings, Inc. as applicable, or the SEC.


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INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDING ANY
AMENDMENTS OR SUPPLEMENTS THERETO (THE "JOINT PROXY STATEMENT/PROSPECTUS") WHICH WILL BE PREPARED BY THE HAIN FOOD GROUP AND CELESTIAL SEASONINGS, INC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT WILL CONTAIN INFORMATION IMPORTANT TO INVESTORS. WHEN COMPLETED, THE JOINT PROXY STATEMENT/PROSPECTUS WILL BE MAILED TO THE SHAREHOLDERS OF EACH COMPANY. COPIES OF THE JOINT PROXY STATEMENT/PROSPECTUS WILL BE AVAILABLE FOR FREE BY CONTACTING THE HAIN FOOD GROUP OR CELESTIAL SEASONINGS, INC. OR AT THE SEC'S WEBSITE AT WWW.SEC.GOV.

                                       ###